LOEB&LOEB LLP

A LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

345 PARK AVENUE
NEW YORK, NY 10154-0037

TELEPHONE: 212.407.4000
FACSIMILE: 212.407.4990
www.loeb.com

Direct Dial: 212-407-4935
e-mail: fstoller@loeb.com

November 18, 2005

VIA FACSIMILE & E-MAIL

Mr. Duc Dang
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Star Maritime Acquisition Corp.
Form S-1 Registration Statement
File No. 333-125662

Dear Mr. Dang:

We are counsel to Star Maritime Acquisition Corp., a Delaware corporation (the "Company"), in connection with its initial public offering (the "IPO"). On October 26, and November 1, 2005, respectively, the Company filed with the Securities and Exchange Commission (the "Commission") Amendment Nos. 2 and 3 (the "Amendments") to its Registration Statement on Form S-1 (No. 333-125662) (together, the "Registration Statement"). Maxim Group LLC is the representative (the "Representative") of the underwriters in the IPO. In the Amendments, the Company and the Representative modified the structure of typical blank check company offerings in ways in which they believe are to the benefit of the public stockholders purchasing securities in the IPO. Such changes include a substantial investment by management in the IPO that is subject to complete loss if a business combination is not consummated, an increase in the liquidation price to $10.00 per share and an increase in the percentage of stockholders that can elect to redeem their shares. We have discussed with the Staff the rationale behind these changes.

Further to our conference call with you yesterday and earlier today, we are transmitting herewith marked pages to the Registration Statement reflecting additional modifications to the IPO structure that the Company and the Representative have agreed to in order to address recent feedback they have received from prospective investors during the marketing of the IPO. The contemplated modifications arise from the desire to increase the redemption price for a stockholder who makes such an election from $9.23 to $10.00 per share, plus a pro rata share of the accrued interest earned on the trust account (net of taxes payable). The $9.23 redemption price reflects each stockholder's initial pro rata share of the trust account. To fund the $0.77 excess payment, the underwriters have agreed to forego $.20 per share, plus interest thereon (net of taxes payable), of their contingent underwriting compensation for each share that is redeemed. Moreover, in order to partially offset the the

LOS ANGELES
NEW YORK
CHICAGO
NASHVILLE

reduction in the amount of the proceeds in the trust account available to fund the business combination, management has agreed to surrender shares to the Company (at an assumed value of $10.00 per share) for cancellation, up to a maximum of 200,000 shares or $2,000,000.

As we stated in our conference call earlier today, we want to assist you in your review of the modified offering structure in the most productive and efficient manner. Accordingly, the Company, the Representative and each of their counsels are happy to speak with you at any time and would gladly attend a meeting at the Commission's office at your earliest convenience.

In light of the critical timing issues the Company and the Representative are facing your prompt attention to reviewing the modified offering structure would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact me by telephone at (212) 407-4935, or Mitchell S. Nussbaum at (212) 407-4159.

Sincerely,

Fran M. Stoller
Loeb & Loeb LLP

448496v1

$200,000,000

Star MARITIME ACQUISITION CORP.

20,000,000 units

Star Maritime Acquisition Corp. is a newly organized Business Combination Company™, or BCC™. A BCC is a blank check company formed for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition or other similar business combination, an unidentified operating business. We intend to focus on identifying a prospective target business in the shipping industry. We do not have any specific merger, capital stock exchange, asset acquisition or other similar business combination under consideration and have not contacted any prospective target business or had any discussion, formal or otherwise, with respect to such a transaction.

This is an initial public offering of our securities. Each unit consists of:

- one share of our common stock; and
- one warrant.

Each warrant entitles the holder to purchase one share of our common stock at a price of $8.00. Each warrant will become exercisable on the later of our completion of a business combination or ______, 2006 **[the first anniversary of the date of this prospectus]**, and will expire on _______, 2009 **[the fourth anniversary of the date of this prospectus]**, or earlier upon redemption.

Our officers and directors have agreed to purchase an aggregate of 1,132,500 units in this offering. The shares comprising such units may not be sold, assigned or transferred until we consummate a business combination. Such individuals have further agreed to waive their right to any liquidation distributions with respect to such shares in the event we fail to consummate a business combination.

We have granted the underwriters a 45-day option to purchase up to 3,000,000 additional units solely to cover over-allotments, if any (over and above the 20,000,000 units referred to above). The over-allotment will be used only to cover the net syndicate short position resulting from the initial distribution. We have also agreed to sell to Maxim Group LLC, the representative of the underwriters, for $100, as additional compensation, an option to purchase up to a total of 1,200,000 units at a per-unit offering price of $11.00 The units issuable upon exercise of this option are identical to those offered by this prospectus except that the warrants included in the option have an exercise price of $10.00 (125% of the exercise price of the warrants included in the units sold in the offering). The purchase option and its underlying securities have been registered under the registration statement of which this prospectus forms a part.

There is presently no public market for our units, common stock or warrants. We anticipate that the units will be quoted on the American Stock Exchange under the symbol ____on or promptly after the date of this prospectus. Once the securities comprising the units begin separate trading, the common stock and warrants will be traded on the American Stock Exchange under the symbols _____ and _____, respectively.

Investing in our securities involves a high degree of risk. See "Risk Factors" beginning on page 8 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Public offering price	Underwriting discount and commissions(1)	Proceeds, before expenses and contingent underwriting compensation, to us
Per unit	$ 10.00	$ 0.40	$ 9.60
Total	$ 200,000,000	$ 8,000,000	$ 192,000,000

(1) Does not include either (i) a non-accountable expense allowance in the amount of 1% of the gross proceeds, or $.10 per unit ($2,000,000 in total), payable to Maxim Group LLC or (ii) contingent underwriting compensation in the amount of 2% of the gross proceeds, or $.20 per unit (up to $4,000,000), payable to the underwriters only upon consummation of a business combination and then only with respect to those units as to which the component shares have not been redeemed. The contingent underwriting compensation will be equal to 4% of any gross proceeds from the sale of units acquired pursuant to the exercise of the underwriters' over-allotment option, or $.40 per unit, for total contingent underwriting compensation of up to $5,200,000 if the over-allotment option is exercised in full and no shares are redeemed.

Of the net proceeds we receive from this offering, $188,675,000 will be deposited into a trust account at Lehman Brothers Inc. maintained by American Stock Transfer & Trust Company acting as trustee. This amount includes up to $4,000,000 ($0.20 per unit) which will be paid to the underwriters if a business combination is consummated, but which will be forfeited by the underwriters if a business combination is not consummated. This amount also includes the net proceeds from the 1,132,500 units being purchased in the offering by our officers and directors or their nominees, which they have agreed to forfeit if a business combination is not consummated. As a result, our public stockholders will receive the full purchase price of $10.00 per unit (plus a portion of the interest earned but net of taxes payable) in the event of a liquidation of our company prior to consummation of a business combination.

We are offering the units for sale on a firm-commitment basis. Maxim Group LLC, acting as representative of the underwriters, expects to deliver our securities to investors in the offering on or about _____, 2005.

Maxim Group LLC **EarlyBirdCapital, Inc.**

, 2005

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read the entire prospectus carefully, including the risk factors and the financial statements. Unless otherwise stated in this prospectus, references to "we," "us" or "our company" refer to Star Maritime Acquisition Corp., and the term "public stockholders" means the holders of common stock sold as part of the units in this offering or in the aftermarket, including, other than as set forth in the next sentence, any existing stockholders to the extent that they purchase or acquire such shares. The term "public stockholders" excludes our officers and directors or their nominees with respect to the 1,132,500 shares included in the units they have agreed to purchase in this offering since they have waived their redemption and liquidation rights with respect to these shares. Accordingly, as used in this prospectus, the term "public stockholders" will mean the holders of 18,867,500 shares of our common stock (21,867,500 if the underwriters' over-allotment option is exercised in full). Unless we tell you otherwise, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option and that no stockholder exercises its right of redemption described elsewhere in this prospectus. All share and per share information in this prospectus gives effect to an approximately .444-for-1 stock split in the form of a stock dividend effected in October 2005.

We are a blank check company known as a Business Combination Company™, or BCC™. We were organized under the laws of the State of Delaware on May 13, 2005. We were formed to acquire, through a merger, capital stock exchange, asset acquisition or other similar business combination, one or more businesses in the shipping industry. To date, our efforts have been limited to organizational activities. We do not have any specific business combination under consideration, nor have we had any discussions with any target business regarding a possible business combination.

We believe that the international maritime shipping industry, which we refer to in this prospectus as the "shipping industry," presents attractive opportunities for consolidation and growth and a favorable area in which to attempt to consummate a business combination. Our executive officers and directors have extensive experience in the shipping industry as leading managers, principals or directors of some of the most prominent worldwide shipping companies. In addition, they collectively comprise a formidable pool of expertise covering the key areas of shipping, with more than 130 years of total experience in sourcing, negotiating and structuring transactions in the shipping industry. We intend to leverage the industry experience of our executive officers, including their extensive contacts and relationships, by focusing our efforts on identifying a prospective target business in the shipping industry.

We may seek to acquire a company with agreements to purchase individual vessels, a company with a fleet of vessels, a number of such companies as a group, or an entity which provides commercial management, operational and technical management or other services to one or more segments of the shipping industry. We have not conducted any research with respect to identifying the number and characteristics of the potential acquisition candidates within any segment of the shipping industry, or the likelihood or probability of success of any proposed business combination. In addition, we have not compiled a database of entities that are suitable acquisition candidates. We cannot assure you that we will be able to locate a target business meeting the criteria described above in these segments or that we will be able to engage in a business combination with a target business on favorable terms.

While we may seek to effect business combinations with more than one target business, our initial business combination must be with a target business or businesses whose collective fair market value is at least equal to 80% of our net assets at the time of such acquisition. As used in this prospectus, a "target business" shall include one or more entities with agreements to acquire vessels or an operating business in the shipping industry and a "business combination" shall mean the acquisition by us of such a target business. We have not, nor has anyone on our behalf, either directly or indirectly, contacted any potential target businesses or their representatives or had any discussions, formal or otherwise, with respect to effecting any potential business combination with our company. Moreover, we have not engaged or retained any agent or other representative to identify or locate any suitable acquisition candidate for us. Neither we nor any of our agents or affiliates has yet taken any measure, directly or indirectly, to locate a target business.

Our offices are located at Star Maritime Acquisition Corp., c/o Schwartz & Weiss, P.C., 457 Madison Avenue, New York, New York 10022, and our telephone number is 212-752-3100.

	We have established this criteria to provide warrant holders with a reasonable premium to the initial warrant exercise price as well as a reasonable cushion against a negative market reaction, if any, to our redemption call. If the foregoing conditions are satisfied and we call the warrants for redemption, each warrant holder shall then be entitled to exercise his or her warrant prior to the date scheduled for redemption, however, there can be no assurance that the price of the common stock will exceed the call trigger price or the warrant exercise price after the redemption call is made.
Proposed American Stock Exchange symbols for our:	
Units	[ ]
Common stock	[ ]
Warrants	[ ]
Offering proceeds to be held in trust:	$188,675,000 of the proceeds of this offering will be placed in a trust account at Lehman Brothers Inc. maintained by American Stock Transfer & Trust Company, pursuant to an agreement to be signed on the date of this prospectus. Of this amount, up to $184,675,000 ($9.23 per unit) may be used by us for the purpose of effecting a business combination, and up to $4,000,000 ($.20 per unit) will be paid to the underwriters if a business combination is consummated, but will be forfeited by the underwriters if a business combination is not consummated. These proceeds will not be released until the earlier of the completion of a business combination ^ or our liquidation; provided, however, that half of the interest earned on the trust account in excess of the dollar amount necessary to allow for a $10.00 per share liquidation distribution to our public stockholders in the event the underwriters' over-allotment option is exercised (net of taxes payable), up to a maximum of $2,500,000, will be released to us to fund our working capital requirements. Therefore, unless and until a business combination is consummated, the proceeds held in the trust account (other than a portion of the interest earned) will not be available for our use for any expenses related to this offering or expenses which we may incur related to the investigation and selection of a target business and the negotiation of an agreement to acquire a target business. The $4,000,000 of the proceeds attributable to the underwriters' discount (and accrued interest thereon, net of taxes payable) will be ^ distributed among the underwriters and any stockholders exercising their redemption rights upon completion of a business combination on the terms described in this prospectus or to our public stockholders (other than our officers and directors or their nominees in respect of the 1,132,500 shares included in the units to be purchased by them in this offering) upon our liquidation, but will in no event be available for use by us in a business combination. The expenses that we may incur prior to consummation of a business combination may only be paid from the net proceeds of this offering not held in the trust account (initially, approximately $700,000 after the payment of the expenses relating to this offering), and any

	interest earned and released to us as provided above. There will be no fees, reimbursements or cash payments made to our existing stockholders and/or officers and directors other than: • Repayment of a $390,000 loan with 4% interest made by one of our existing stockholders to cover offering expenses; and • Reimbursement for any expenses incident to the offering and finding a suitable business combination. None of the warrants may be exercised until after the consummation of a business combination and, thus, after the proceeds of the trust fund have been disbursed. Accordingly, the warrant exercise price will be paid directly to us and not placed in the trust account.
Stockholders must approve business combination:	We will seek stockholder approval before we effect any business combination, even if the nature of the acquisition would not ordinarily require stockholder approval under applicable state law. In connection with the vote required for any business combination, all of our existing stockholders, including all of our officers and directors, have agreed to vote the shares of common stock owned by them before this offering in accordance with the majority of the shares of common stock voted by the public stockholders. Any shares acquired in this offering or the aftermarket will be voted in favor of the business combination. We will proceed with a business combination only if a majority of the shares of common stock included in the units sold in this offering are voted in favor of the business combination and public stockholders owning less than 33.0% of the shares sold in this offering exercise their redemption rights described below. Voting against the business combination alone will not result in redemption of a stockholder's shares for a pro rata share of the trust fund. Such stockholder must have also exercised its redemption rights described below.
Redemption rights for stockholders voting to reject a business combination:	Public stockholders voting against a business combination which is approved will be entitled to redeem their stock for ^ $10.00 per share, ^ plus any interest earned on their portion of the trust account (net of taxes payable), excluding interest previously released to us ^ or interest ^ earned on that portion of the contingent compensation payable to the underwriters. Public stockholders who redeem their stock for a share of the trust account will continue to have the right to exercise any warrants they may hold.

Liquidation if no business combination:	We will dissolve and promptly distribute only to our public stockholders (other than our officers and directors or their nominees, as described above) the amount in our trust account (net of taxes payable on interest earned) plus any remaining net assets if we do not effect a business combination within 18 months after consummation of this offering (or within 24 months from the consummation of this offering if a letter of intent, agreement in principle or definitive agreement has been executed within 18 months after consummation of this offering and the business combination has not yet been consummated within such 18 month period). Our existing stockholders have agreed to waive their respective rights to participate in any liquidation distribution occurring upon our failure to consummate a business combination with respect to those shares of common stock acquired by them prior to this offering and with respect to the shares included in the 1,132,500 units our officers and directors or their nominees are purchasing in this offering. In addition, the underwriters have agreed to waive their rights to the $4,000,000 ($5,200,000 if the underwriters' over-allotment option is exercised in full) deposited in the trust account for their benefit. Accordingly, in the event we liquidate, our public stockholders will receive $10.00 per unit plus interest (net of taxes payable and that portion of the earned interest previously released to us). We will pay the costs of liquidation and dissolution from our remaining assets outside of the trust fund.
Escrow of existing stockholders' shares:	On the date of this prospectus, all of our existing stockholders, including all of our officers and directors, will place the shares they owned before this offering into an escrow account maintained by American Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, such as transfers to family members and trusts for estate planning purposes and upon death while remaining subject to the escrow agreement, and except for up to 200,000 shares that may be surrendered to us for cancellation, these shares will not be transferable during the escrow period and will not be released from escrow until [ ], 2008 **[three years from the date of this prospectus]** unless we were to consummate a transaction after the consummation of the initial business combination which results in all of the stockholders of the combined entity having the right to exchange their shares of common stock for cash, securities or other property. If we are forced to liquidate the shares will be cancelled.

Risks

In making your decision on whether to invest in our securities, you should take into account not only the backgrounds of our management team, but also the special risks we face as a blank check company, as well as the fact that this offering is not being conducted in compliance with Rule 419 promulgated under the Securities Act of 1933, as amended, and, therefore, you will not be entitled to protections normally afforded to investors in Rule 419 blank check offerings. You should carefully consider these and the other risks set forth in the section entitled "Risk Factors" beginning on page 8 of this prospectus.

SUMMARY FINANCIAL DATA

The following table summarizes the relevant financial data for our business and should be read with our financial statements, which are included in this prospectus. We have not had any significant operations to date, so only balance sheet data is presented.

	October 11, 2005	
	Actual	As Adjusted
Balance Sheet Data:		
Working capital/(deficiency)	(371,397)	185,392,755
Total assets	414,525	185,392,755
Total liabilities	396,770	—
Value of common stock which may be redeemed for ^ cash(1)	—	^ 64,660,400
Stockholders' equity	17,755	^ 120,732,355

(1) If the business combination is approved and completed, public stockholders who voted against the combination will be entitled to redeem their stock for ^ 10.00 per share, ^ which amount represents $9.80 per share plus any accrued interest earned ^ thereon (net of taxes payable) not previously distributed to us ^ and $0.20 per share plus interest thereon (net of taxes payable) ^ of contingent underwriting compensation which the underwriters have agreed to forfeit to pay redeeming stockholders.

The working capital excludes $389,152 of costs related to this offering which were paid prior to October 11, 2005. These deferred offering costs have been recorded as a long-term asset and are reclassified against stockholders' equity in the "as adjusted" column.

The "as adjusted" information gives effect to the sale of the units we are offering including the application of the related gross proceeds and the payment of the estimated remaining costs from such sale.

The working capital and total assets amounts include $184,675,000 being held in the trust account for our benefit, which will be available to us only upon the consummation of a business combination within the time period described in this prospectus. If a business combination is not so consummated, we will be dissolved and all of the proceeds held in the trust account (including $4,000,000 to be held for the benefit of the underwriters) will be distributed solely to our public stockholders.

We will not proceed with a business combination if public stockholders owning 33% or more of the shares sold in this offering vote against the business combination and exercise their redemption rights. Accordingly, we may effect a business combination if public stockholders owning up to approximately 32.99% of the shares sold in this offering exercise their redemption rights. If this occurred, we would be required to redeem for cash up to approximately 32.99% of the 20,000,000 shares of common stock sold in this offering, or 6,598,000 shares of common stock, at an initial per-share redemption price of ^ $10.00 plus a pro rata share of the accrued interest earned on the trust account (net of taxes payable) not previously released to us ^ or, not payable to the underwriters. The redemption price per share is greater than each stockholder's initial pro rata share of the trust account of $9.23. Of the excess redemption price, $0.20 per share represents a portion of the underwriters' contingent fee, which they have agreed to forego to the extent stockholders redeem their shares. The balance will be paid from proceeds held in the trust account attributable to investors who purchase units in this offering and do not exercise their redemption rights which are payable to us upon consummation of the business combination. In recognition of this reduction in proceeds, and in order to partially offset the resulting dilution to non-redeeming stockholders, management has agreed to surrender shares to us (at an assumed value of $10.00 per share) for cancellation, up to a maximum of 200,000 shares or $2,000,000.

In this case, we will not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to complete several business combinations in different industries or different areas of a single industry.

Because of our limited resources and the significant competition for business combination opportunities, we may not be able to consummate an attractive business combination.

We expect to encounter intense competition from other entities having a business objective similar to ours, including venture capital funds, leveraged buyout funds and operating businesses competing for acquisitions. Many of these entities are well established and have extensive experience in identifying and effecting business combinations directly or through affiliates. Many of these competitors possess greater technical, human and other resources than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. While we believe that there are numerous potential target businesses that we could acquire with the net proceeds of this offering, our ability to compete in acquiring certain sizable target businesses will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. Further, the obligation we have to seek stockholder approval of a business combination may delay the consummation of a transaction, and our obligation to redeem for cash up to 32.99% of the shares of common stock held by public stockholders in certain instances will limit the manner in which we can structure a business combination and may reduce the resources available to us for such purpose, as well as for funding a target company's business. Additionally, our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Any of these obligations may place us at a competitive disadvantage in successfully negotiating a business combination.

We may be unable to obtain additional financing, if required, to complete a business combination or to fund the operations and growth of the target business, which could compel us to restructure the transaction or abandon a particular business combination.

As we have not yet identified any prospective target business, we cannot ascertain the capital requirements for any particular transaction. If the net proceeds of this offering prove to be insufficient, either because of the size of the business combination or the depletion of the available net proceeds not held in trust in search of a target business, or because we become obligated to redeem for cash a significant number of shares from dissenting stockholders, we will be required to seek additional financing. We cannot assure you that such financing would be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business combination, we would be compelled to restructure the transaction or abandon that particular business combination and seek an alternative target business candidate. In addition, it is possible that we could use a portion of the funds not in the trust account (including amounts we borrowed, if any) to make a deposit, down payment or fund a "no-shop" provision with respect to a particular proposed business combination, although we do not have any current intention to do so. In the event that we were ultimately required to forfeit such funds (whether as a result of our breach of the agreement relating to such payment or otherwise), if such payment was large enough and we had already used up the funds allocated to due diligence and related expenses in connection with the aborted transaction, we could be left with insufficient funds to continue searching for, or conduct due diligence with respect to, other potential target businesses. If we were unable to secure additional financing (which could be provided by our existing stockholders, though they are under no obligation to do so), we would most likely fail to consummate a business combination in the allotted time and would be forced to liquidate. In addition, if we consummate a business combination, we may require additional financing to fund the operations or growth of the target business. The failure to secure additional financing could have a material adverse effect on the continued development or growth of the target business. None of our officers, directors or stockholders is required to provide any financing to us in connection with or after a business combination.

If you vote in favor of a business combination and such business combination is approved and consummated, a portion of your initial investment held in the trust account may be used to pay stockholders who voted against the business combination and exercised their redemption rights.

In the event a business combination is approved and consummated, stockholders who have voted against the business combination and exercised their redemption rights will be entitled to receive $10.00 per share, plus a portion of the interest earned on the trust account. This amount is greater than each stockholder's initial pro rata share of the trust account of $9.23. Of the excess redemption price, $0.20 per share represents a portion of the underwriters' contingent fee, which they have agreed to forego to the extent stockholders redeem their shares. The balance will be paid from proceeds held in the trust account attributable to investors who purchase units in this offering and do not exercise their redemption rights and will therefore not be available to fund either the business combination or our future operations.

While it will be our intention if we acquire a target business in this area to sell or retire our vessels before they are considered older vessels, under shipping standards, in the rare case where we continue to own and operate a vessel for a longer period, we could be faced with the additional expenditures necessary to maintain a vessel in good operating condition as the age of a vessel increases. Moreover, port-state authorities in certain jurisdictions may demand that repairs be made to this type of vessel before allowing it to berth at or depart a particular port, even though that vessel may be in class and in compliance with all relevant international maritime conventions. Should any of these types of problems or changes develop, income may be lost if a vessel goes off-hire and additional unforeseen and unbudgeted expenses may be incurred. If we choose to maintain any vessels past the age that we have planned, we cannot assure you that market conditions will justify expenditures with respect to any of the foregoing or enable us to operate these vessels profitably.

Management services relating to a target company's vessels may be performed by management companies that are affiliates of our officers and directors which could result in potential conflicts of interest.

If we complete a business combination which involves the acquisition of vessels, we anticipate engaging the services of one or more management companies to provide technical and management services, relating to the operation of such vessels. Whether or not members of existing management remain our officers or directors post business combination, it is possible that these management services will be performed by management companies that are controlled by one or more of our existing stockholders, officers or directors (for example, by acting as our fleet's technical managers and performing all commercial management functions). The management companies may receive fees and commissions on gross revenue received by us in respect of each vessel managed, a commission on the gross sale or purchase price of vessels which we purchase or sell, and a commission on all insurance placed. If members of our existing management remain as members of management following a business combination, the relationships between our officers and directors and the applicable management companies may give rise to conflicts of interest between us on the one hand and the management companies on the other. In addition, some of our officers and directors also may hold senior management positions with one or more of these management companies. In light of their positions, these individuals may experience conflicts of interest in selecting between our interests and those of the applicable management companies. Because certain financial information will be required to be provided to our stockholders in connection with a proposed business combination, prospective target businesses may be limited.

In order to seek stockholder approval of a business combination with an operating business in the shipping industry, the proposed target business will be required to have certain financial statements which are prepared in accordance with, or which can be reconciled to, U.S. generally accepted accounting principles and audited in accordance with the standards of the United States Public Company Accounting Oversight Board. Some of the businesses in the shipping industry may not keep financial statements in accordance with, or that can be reconciled with, U.S. generally accepted accounting principles. To the extent that the required financial statements or information cannot be prepared or obtained, we will not be able to complete a business combination with such entities. Accordingly, these financial information requirements may limit the pool of potential target businesses or vessels which we may acquire.

Risks associated with this offering

Our existing stockholders paid an aggregate of $25,000 or approximately $0.003 per share for their shares and, accordingly, you will experience immediate and substantial dilution from the purchase of our common stock.

The difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering constitutes the dilution to you and the other investors in this offering. The fact that our existing stockholders acquired their shares of common stock at a nominal price has significantly contributed to this dilution. Assuming the offering is completed, you and the other new investors will incur an immediate and substantial dilution of approximately ^ 46.2% or ^ $4.62 per share (the difference between the pro forma net tangible book value per share of ^ $5.38, and the initial offering price of $10.00 per unit).

An investment in this offering may involve adverse tax consequences because the redemption and liquidation price per share is greater than the $10.00 per unit purchase price.

While we intend to take a contrary position, there is a risk that an investor's entitlement to receive payments in excess of the investor's tax basis in our common stock upon exercise of the investor's redemption right or upon our liquidation will result in constructive income to the investor, which could affect the timing and character of income recognition and result in a tax liability to the investor without the investor's receipt of cash from us. Such risk might also arise as a result of management's agreement to surrender shares if and to the extent investors exercise their redemption rights. Prospective investors are urged to consult their own tax advisors with respect to these tax risks, as well as the specific tax consequences to them of purchasing, holding or disposing of our units.

If we are deemed to be an investment company, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete a business combination.

If we are deemed to be an investment company under the Investment Company Act of 1940, our activities may be restricted, including:

- restrictions on the nature of our investments;
- restrictions on the issuance of securities; and
- which may make it difficult for us to complete a business combination.

In addition, we may have imposed upon us burdensome requirements, including:

- registration as an investment company;
- adoption of a specific form of corporate structure; and
- reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

We do not believe that our anticipated principal activities will subject us to the Investment Company Act of 1940. To this end, the proceeds held in trust may only be invested by the trust agent in Treasury Bills issued by the United States with maturity dates of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940. By restricting the investment of the proceeds to these instruments, we intend to meet the requirements for the exemption provided in Rule 3a-1 promulgated under the Investment Company Act of 1940. If we were deemed to be subject to the act, compliance with these additional regulatory burdens would require additional expense that we have not allotted for.

Our directors may not be considered "independent" under the policies of the North American Securities Administrators Association, Inc.

Under the policies of the North American Securities Administrators Association, Inc., an international organization devoted to investor protection, because each of our directors owns shares of our securities and may receive reimbursement for out-of-pocket expenses incurred by them in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations, state securities administrators could take the position that such individuals are not "independent." If this were the case, they would take the position that we would not have the benefit of independent directors examining the propriety of expenses incurred on our behalf and subject to reimbursement. Additionally, there is no limit on the amount of out-of-pocket expenses that could be incurred and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which would include persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged. Although we believe that all actions taken by our directors on our behalf will be in our best interests, whether or not they are deemed to be "independent," we cannot assure you that this will actually be the case. If actions are taken, or expenses are incurred that are actually not in our best interests, it could have a material adverse effect on our business and operations and the price of our stock held by the public stockholders.

USE OF PROCEEDS

We estimate that the net proceeds of this offering will be as set forth in the following table:

	Without Over-Allotment Option	Over-Allotment Option Exercised
Gross proceeds	$ 200,000,000	$ 230,000,000
Offering expenses(1)		
Underwriting discount(2)	8,000,000	8,600,000
Underwriting non-accountable expense allowance (1% of gross proceeds)	2,000,000	2,000,000
Contingent underwriting compensation(3)	4,000,000	5,200,000
Legal fees and expenses (including listing fees and expenses)	380,000	380,000
Miscellaneous expenses	53,886	53,886
Printing and engraving expenses	60,000	60,000
Accounting fees and expenses	35,000	35,000
SEC registration fee	51,694	51,694
NASD registration fee	44,420	44,420
Net proceeds		
Held in trust for our benefit	184,675,000	212,875,000
Not held in trust	700,000	700,000
Total	$ 185,375,000	$ 213,575,000

Use of net proceeds not held in trust		
Legal, accounting and other expenses attendant to the structuring and negotiation of a business combination and the preparation and filing of the related proxy statement	$ 50,000	7.14%
Payment for office space and administrative and support services ($7,500 per month for up to two years)	180,000	25.71%
Due diligence of prospective target businesses	170,000	24.29%
Legal and accounting fees relating to SEC reporting obligations	50,000	7.14%
Working capital to cover miscellaneous expenses (including finders fees, consulting fees or other similar compensation, potential deposits, down payments or funding of a "no-shop" provision with respect to a particular business combination) and D&O insurance	250,000	35.72%
Total	$ 700,000	100.00%

---

(1) A portion of the offering expenses have been paid from the funds we received from Mr. Tsirigakis described below. These funds will be repaid out of the proceeds of this offering not being placed in trust upon consummation of this offering.

(2) Represents 4% of the gross proceeds from the sale of the 20,000,000 units in this offering ($8,000,000) and 2% of the gross proceeds from the sale of the 3,000,000 units subject to the underwriters' over-allotment option ($600,000).

(3) Represents 2% of the gross proceeds from the sale of the 20,000,000 units in this offering ($4,000,000) and 4% of the gross proceeds from the sale of the 3,000,000 units subject to the underwriters' over-allotment option ($1,200,000) that will be paid to the underwriters only upon consummation of a business combination and then only with respect to those units as to which the component shares have not been redeemed. If a business combination is not consummated and we are liquidated, such amounts will be distributed among our public stockholders (excluding our officers and directors and their nominees with respect to the 1,132,500 shares included in the units they have agreed to purchase in this offering).

$188,675,000 or $218,075,000 if the underwriters' over-allotment option is exercised in full, of proceeds will be placed in a trust account at Lehman Brothers Inc. maintained by American Stock Transfer & Trust Company, New York, New York, as trustee. Of this amount, up to $4,000,000 ($5,200,000 if the underwriters' over-allotment option is exercised in full) will be paid to the underwriters if and only if a business combination is consummated. Other than up to $2,500,000 of interest income, net of taxes thereon, which may be released to us to fund our working capital requirements, the proceeds held in trust will not be released from the trust account until the earlier of the completion of a business combination or our liquidation. The proceeds held in the trust account (exclusive of any funds held for the benefit of the underwriters or used to pay stockholders who have exercised their redemption right) may be used as consideration to pay the sellers of a target business with which we ultimately complete a business combination. Any amounts not paid as consideration to the sellers of the target business (other than amounts paid for finders' or professional fees or amounts paid for any fees or costs incurred in connection with any debt or equity financing made in connection with the business combination) may be used to finance operations of the target business.

We have agreed to pay the law firm of Schwartz & Weiss, P.C., which is not affiliated with us, $7,500 per month for office space and general and administrative services including secretarial support.

We have estimated that costs related to the acquisition of a target business will be approximately $900,000; approximately $500,000 to identify and research prospective target businesses and approximately $400,000 for costs related to the business combination, including legal and accounting expenses to structure the transaction, prepare the transaction documents and file the related proxy statement. Only $220,000 of the net proceeds have been allocated for such purposes and we intend to fund the balance, as well as amounts that may exceed our current estimates, from a portion of the interest earned on the proceeds being held in the trust account. We expect that due diligence of prospective target businesses will be performed by some or all of our officers and directors, but is expected to include engaging market research firms and/or third party consultants. Our officers and directors will not receive any compensation for their due diligence of prospective target businesses, but will be reimbursed for any out-of-pocket expenses (such as travel expenses) incurred in connection with such due diligence activities.

We intend to use the net proceeds allocated to working capital (approximately $250,000) for director and officer liability insurance premiums (approximately $150,000), with the balance being held for reimbursement of any out-of-pocket expenses incurred by our existing stockholders in connection with activities on our behalf as described below. We have agreed with Maxim Group LLC that half of the interest earned on the trust account (net of taxes payable) in excess of the amount necessary to have a $10.00 per share liquidation distribution to the public stockholders if the underwriters' over-allotment option is exercised (i.e. $600,000 if the option is exercised in full) up to a maximum of $2,500,000 will be released to us to fund our working capital. We believe that the amount allocated to working capital, together with interest earned on the trust account available to us will be sufficient to cover the costs related to the acquisition of a target business and reimbursement costs, even if the costs of due diligence, legal, accounting and other expenses of structuring and negotiating a business combination exceed our estimates.

It is also possible that we could use a portion of our working capital to make a deposit, down payment or fund a "no-shop" provision with respect to a particular proposed business combination, although we do not have any current intention to do so. In the event that we were ultimately required to forfeit such funds (whether as a result of our breach of the agreement relating to such payment or otherwise), if such payment was large enough and we had already used up the funds available for due diligence and related expenses in connection with the aborted transaction, we could be left with insufficient funds to continue searching for, or conduct due diligence with respect to, other potential target businesses. Thus, if we were unable to secure additional financing, we would most likely fail to consummate a business combination in the allotted time and would be forced to liquidate. It is possible that our existing stockholders could advance us the additional required funds, thereby increasing the amount of excess out-of-pocket expenses that might be reimbursed following a business combination.

To the extent that our capital stock is used in whole or in part as consideration to effect a business combination, the proceeds held in the trust fund as well as any other net proceeds not expended will be used to finance the operations of the target business.

As of the date of this prospectus, Akis Tsirigakis, our chief executive officer, has advanced to us a total of $390,000, which was used to pay a portion of the expenses of this offering referenced in the line items above for SEC registration fee, NASD registration fee, legal fees and expenses and an advances on Maxim's non-accountable

DILUTION

The difference between the public offering price per share of common stock, assuming no value is attributed to the warrants included in the units, and the pro forma net tangible book value per share of our common stock after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities (including the value of common stock which may be redeemed for cash), by the number of outstanding shares of our common stock.

At October 11, 2005, our net tangible book value was a deficiency of $(371,397), or approximately $(0.04) per share of common stock. After giving effect to the sale of 20,000,000 shares of common stock included in the units, and the deduction of underwriting discounts and estimated expenses of this offering, our pro forma net tangible book value (as decreased by the value of 6,598,000 shares of common stock which may be redeemed for cash) at October 11, 2005 would have been ^ $120,732,000 or ^ $5.38 per share, representing an immediate increase in net tangible book value of ^ $5.42 per share to the existing stockholders and an immediate dilution of ^ $4.62 per share, or ^ 46.2% to new investors not exercising their redemption rights. For purposes of presentation, our pro forma net tangible book value after this offering is approximately ^ $64,660,400 less than it otherwise would have been because if we effect a business combination, the redemption rights to the public stockholders may result in the redemption for cash of up to approximately 32.99% of the aggregate number of the shares sold in this offering at a per-share redemption price equal to ^ $9.80, plus (i) any interest earned thereon (net of taxes payable), ^ not previously distributed to us and (ii) $0.20 per share plus interest earned thereon (net of taxes payable) of contingent underwriting compensation that the underwriters have agreed to forfeit for the benefit of redeeming stockholders.

The following table illustrates the dilution to the new investors on a per-share basis, assuming no value is attributed to the warrants included in the units:

Public offering price	$	$ 10.00
Net tangible book value before this offering	(.04)	
Increase attributable to new investors	^ 5.42	
Pro forma net tangible book value after this offering		^ 5.38
Dilution to new investors		$ ^ 4.62

The following table sets forth information with respect to our existing stockholders and the new investors:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage	
Existing stockholders	9,026,924	31.10%	$ 25,000	.01%	$ .003
New investors	20,000,000	68.90%	$ 200,000,000	99.99%	$ 10.00
	29,026,924	100.00%	$ 200,025,000	100.00%	

The pro forma net tangible book value after the offering is calculated as follows:

Numerator:	
Net tangible book value before the offering	$ (371,397)
Proceeds from this offering	185,375,000
Offering costs paid in advance and excluded from tangible book value before this offering	389,152
Less: Proceeds held in trust subject to redemption for cash ^ at $9.80 per share(1)	^ (64,660,400)
	$ ^ 120,732,355
Denominator:	
Shares of common stock outstanding prior to the offering	9,026,924
Shares of common stock included in the units offered	20,000,000
Less: Shares subject to redemption (20,000,000 × 32.99%)	(6,598,000)
	22,428,924(2)

(1) Does not reflect contingent underwriting compensation held in trust for redemption of shares for cash at $0.20 per share of $1,319,600.

(2) Does not reflect the possible surrender of up to 200,000 shares by our existing stockholders in the event and to the extent we must redeem shares for cash.

stockholders with proxy solicitation materials prepared in accordance with the Securities Exchange Act of 1934, which, among other matters, will include a description of the operations of the target business and audited historical financial statements of the target business based on United States generally accepted accounting principles.

In connection with the vote required for any business combination, all of our existing stockholders, including all of our officers and directors, have agreed to vote their respective shares of common stock owned by them immediately prior to this offering in accordance with the majority of the shares of common stock voted by the public stockholders. Our existing stockholders have agreed to vote all the shares of our common stock acquired in the offering or in the aftermarket in favor of any transaction that they negotiate and present for approval to our stockholders. We will proceed with the business combination only if a majority of the shares of common stock voted by the holders of the common stock included in the units offered by this prospectus are voted in favor of the business combination and public stockholders owning less than 33% of the shares sold in this offering exercise their redemption rights.

Redemption rights

At the time we seek stockholder approval of any business combination, we will offer each public stockholder the right to have such stockholder's shares of common stock redeemed for cash if the stockholder votes against the business combination and the business combination is approved and completed. The actual per-share redemption price will be equal to the amount in the trust account (exclusive of amounts held for the benefit of the underwriters), inclusive of any interest not previously released to us (calculated as of two business days prior to the consummation of the proposed business combination (net of taxes payable)), divided by the number of shares sold in this offering. Without taking into any account interest earned on the trust ^ account, the initial per-share redemption price would be ^ equal to the per-unit offering price of $10.00. An eligible stockholder may request redemption at any time after the mailing to our stockholders of the proxy statement and prior to the vote taken with respect to a proposed business combination at a meeting held for that purpose, but the request will not be granted unless the stockholder votes against the business combination and the business combination is approved and completed. If a stockholder votes against the business combination but fails to properly exercise its redemption rights, such stockholder will not have its shares of common stock redeemed for its pro rata distribution of the trust account. Any request for redemption, once made, may be withdrawn at any time up to the date of the meeting. It is anticipated that the funds to be distributed to stockholders entitled to redeem their shares who elect redemption will be distributed promptly after completion of a business combination. Public stockholders who redeem their stock for their share of the trust account still have the right to exercise the warrants that they received as part of the units. We will not complete any business combination if public stockholders, owning 33% or more of the shares sold in this offering, exercise their redemption rights.

Liquidation if no business combination

If we do not complete a business combination within 18 months after the consummation of this offering, or within 24 months if the extension criteria described below have been satisfied, we will be dissolved and will distribute to all of our public stockholders (except our officers and directors or their nominees with respect to the 1,132,500 shares included in the units they have agreed to purchase in this offering) in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account, inclusive of any interest (net of taxes payable) not previously released to us, plus any remaining net assets. Our existing stockholders have waived their rights to participate in any liquidation distribution with respect to shares of common stock owned by them immediately prior to this offering and the 1,132,500 shares included in the units they have agreed to purchase in this offering. In addition, the underwriters have agreed to waive their rights to the $4,000,000 ($5,200,000 if the underwriters' over-allotment option is exercised in full) deposited in the trust account for their benefit. There will be no distribution from the trust account with respect to our warrants, which will expire worthless.

If we are unable to consummate a business combination and expend all of the net proceeds of this offering, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the initial per-share liquidation price to holders of the 18,867,500 shares (21,867,500 if the underwriters' over-allotment option is exercised in full) entitled to participate in liquidation distributions would be equal to the $10.00 per unit offering price. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which could be prior to the claims of our public stockholders. Each member of our board of directors has agreed pursuant to agreements with us and Maxim Group LLC, if we liquidate prior to the consummation of a business combination, they will be personally liable to pay debts and obligations to vendors that are owed money by us for services rendered or products sold to us in excess of the net proceeds of this offering not

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of ^ November 17, 2005, and as adjusted to reflect the sale of our common stock included in the units offered by this prospectus (assuming no purchase of units in this offering), by:

- each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;
- each of our officers and directors; and
- all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial ^ Ownership(2)	Approximate Percentage of Outstanding Common Stock Before Offering	After ^ Offering(2)(3)
Prokopios (Akis) Tsirigakis	3,657,392	40.52%	12.6%
George Syllantavos	1,354,039	15.0	3.0
Christo Anagnostou	116,108	1.29	*
Niko Nikiforos	116,108	1.29	*
Petros Pappas	3,347,873	37.09	11.53
Koert Erhardt	290,269	3.22	*
Tom Søfteland	145,135	1.61	*
All directors and executive officers as a group (7 individuals)	9,026,924	100.0%	35.00%

* less than one (1%) percent.

(1) Unless otherwise indicated, the business address of each of the individuals is c/o Schwartz & Weiss, P.C., 457 Madison Avenue, New York, New York 10022.

(2) Our officers and directors have agreed to surrender to us for cancellation up to an aggregate of 200,000 shares in the event, and to the extent, stockholders exercise their right to redeem their shares for cash upon a business combination. The share amounts do not reflect any surrender of shares.

^ (3) Our officers and directors have agreed to purchase an aggregate of 1,132,500 units in this offering. The percentage ownership after the offering for all executive officers and directors as a group reflects this purchase; however, the percentages for each holder do not since the allocation of the purchase obligation among the officers and directors has not yet been determined.

Immediately after this offering, our existing stockholders and their nominees, which include all of our officers and directors, collectively will beneficially own 35% of the then issued and outstanding shares of our common stock. Because of this ownership block, these stockholders may be able to effectively influence the outcome of all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions other than approval of a business combination.

In addition, if we take advantage of increasing the size of the offering pursuant to Rule 462(b) under the Securities Act, we may effect a stock dividend in such amount to maintain the existing stockholders' collective ownership at 20% of our issued and outstanding shares of common stock upon consummation of the offering.

All of the shares of our common stock outstanding prior to the date of this prospectus will be placed in escrow with American Stock Transfer & Trust Company, as escrow agent, until the earliest of:

- three years following the date of this prospectus;
- our liquidation; or